

Mail Stop 3628

March 4, 2009

Via Facsimile and U.S. Mail

Howard Schneider, Esq.
MF Global Ltd.
717 Fifth Avenue
New York, NY 10022

      Re: **MF Global Ltd.**
           Schedule TO-I
           Filed February 24, 2009
           File No. 5-83051

Dear Mr. Schneider:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Important, page i

1. We note your reference to waiving conditions prior to acceptance and that the date of acceptance is not the same as the expiration date of the offer. Please revise, here and on pages 2, 6 and 14, to clarify that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals must be satisfied or waived before the expiration of the offer.

Determination of Validity, page 9

2. Please explain to us the purpose of the language that your interpretation of the terms of the offer will be final and binding. Please disclose, here and throughout your document, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Acceptance for Payment and Payment, page 11

3. We note that you reserve the right to transfer or assign the right to purchase the Notes in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Conditions to the Offer, page 13

4. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise or delete the references throughout this section to "threatened" actions since it is unclear how these actions could be objectively determined.

Incorporation of Certain Documents by Reference, page 26

5. We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

Exhibit (a)(1)(ii). Letter of Transmittal

6. We note that in the last sentence of the first paragraph on page 3 you require security holders to represent that they have read the Offer Documents. Please revise to omit the term "read" from this paragraph since it implies that security holders may waive their rights under the federal securities laws.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review.

Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: David Harms, Esq.
        Catherine Clarkin, Esq.
        Sullivan & Cromwell LLP